Submitted December 24, 1996                   File Number 0-14452

                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                             FORM 15

  Certification and Notice of Termination of Registration under
Section 12(g) Of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the
              Securities Exchange Act of 1934

               Far West Electric Energy Fund, L.P.
       (Exact name of registrant as specified in its charter)

                    921 Executive Park Drive
                   Salt Lake City, Utah 84117
                        (801) 268-4444
        (Address and phone of principal executive offices)

              Units of Limited Partnership Interest
      (Title of each class of securities covered by this Form)

                             None

     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 The rule provisions relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [x]   Rule 12h-3(b)(1)(i)   [x]
     Rule 12g-4(a)(1)(ii)   [ ]	  Rule 12h-3(b)(1)(ii)	[ ]
     Rule 12g-4(a)(2)(i)    [ ]	  Rule 12h-3(b)(2)(i)	[ ]
     Rule 12g-4(a)(2)(ii)   [ ]	  Rule 12h-3(b)(2)(ii)	[ ]
     	 	 	 	  Rule 15d-6		[ ]

                             None
(Approximate number of holders of record as of the certification or notice date)



Pursuant to the requirements of the Securities Exchange Act of 1934, Far West Electric Energy Fund, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated this 24th day of December, 1996

                       Far West Electric Energy Fund, L.P.
                       By: Far West Capital, Inc., General Partner

                       _/s/_________________________________
                       Thomas A. Quinn, Vice President